HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

September 17, 2021

Kevin Dougherty

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	VetaNova, Inc.
Registration Statement on Form S-1
File No. 0333-258344

This office represents VetaNova, Inc. (the “Company”). Amendment No. 3 to the Company’s Registration Statement on Form S-1 has been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated September 13, 2021.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the “Page No.” column indicated the page number of the Registration Statement where the responses to the staff’s comments can be found.

Page No.
1.	Comment complied with. Please note the Company will not be selling any shares into the market. The only shares the Company will sell will be shares issuable upon the exercise of warrants. The warrants are held by private investors.	Cover Page

2.	Comment complied with.	Exhibit Index

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart
William T. Hart